UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————

FORM S-8

**REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933**

—————

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

—————

Delaware   **43-1304369**
(State of Incorporation)   (I.R.S. Employer Identification No.)

**920 Main Street
Kansas City, Missouri 64105
(816) 221-4000**

(Address, including zip code, and telephone number, including
area code, of registrant's principal executive offices)

—————

**2003 AMC ENTERTAINMENT INC.
LONG-TERM INCENTIVE PLAN**

(Full Title of Plan)

—————

**Kevin M. Connor
Senior Vice President, General Counsel and Secretary
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105
(816) 221-4000**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

—————

CALCULATION OF REGISTRATION FEE				
Title of Each Class of Securities To Be Registered	**Amount To Be Registered[1]**	**Proposed Maximum Offering Price[2] Per Share**	**Proposed Maximum Aggregate Offering[2] Price**	**Amount of Registration Fee**
Common Stock 66 ⅔¢ par value	6,500,000	$14.18	$92,170,000	$7,456.55

(1)   Plus any additional amount that may result from plan adjustments to prevent dilution resulting from stock dividends, stock splits or similar transactions.

(2)   Pursuant to Rule 457(c) and (h) under the Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price are estimated solely for purposes of calculating the registration fee, and are based upon the average of the high and low prices of the Common Stock of the Company as reported on the American Stock Exchange on November 18, 2003.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference and made a part of this Registration Statement:

1. The Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2003;

2. The Company's Quarterly Reports on Form 10-Q for the quarters ended July 3, 2003 and October 2, 2003; and

3. The description of the Company's Common Stock contained in Amendment No. 2 to the Company's Registration Statement on Form 8-A/A filed February 19, 2002, including any amendment or report filed for the purpose of updating such description.

In addition to the foregoing documents, documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of these documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Kevin M. Connor, who has given an opinion to the Company opining as to the validity of the securities being issued pursuant to the Plans, is the Senior Vice President, General Counsel and Secretary of the Company and is eligible to participate in the Plan. Mr. Connor beneficially owns 1,000 shares of the Company's Common Stock.

Item 6. Indemnification of Directors and Officers.

Under Section 145 of the Delaware General Corporation Law, a corporation has the power under specified circumstances to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Company's restated and amended certificate of incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, the Company shall bear the burden of proof that the claimant is not entitled to indemnification. Section 145 of the Delaware General Corporation Law also allows a corporation to provide contractual indemnification to its directors, and the Company has entered into indemnification agreements with each of its directors whereby the Company is contractually obligated to indemnify the director and advance expenses to the full extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's restated and amended certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law. The effect of these provisions is to eliminate the Company's and its stockholders' rights (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do

not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Section 1.3 of the 2003 AMC Entertainment Inc. Long Term Incentive Plan provides that service on the Compensation Committee constitutes service as a member of the Board of Directors; accordingly, members of the Committee are entitled to indemnification and reimbursement as directors pursuant to the Company's certificate of incorporation, bylaws or any agreement between the Company and its directors providing for indemnification.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1	Restated and Amended Certificate of Incorporation of AMC Entertainment Inc. (as amended on December 2, 1997 and September 18, 2001) (Incorporated by Reference from Exhibit 3.1 to the Company's Form 8-K (File No. 1-8747) filed February 15, 2002).
4.2	Certificate of Designations of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock of AMC Entertainment Inc. (Restated for filing purposes in accordance with Rule 102(c) of Regulation S-T) (Incorporated by reference from Exhibit 3.1(b) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002)
4.3	Bylaws of AMC Entertainment Inc. (Incorporated by reference from Exhibit 3.2 to the Company's Form 10-Q (File No. 1-8747) filed August 1, 2003).
4.4	2003 AMC Entertainment Inc. Long-Term Incentive Plan (Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) filed November 5, 2003).
4.5	Description of 2004 Grants under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (Incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) filed November 5, 2003).
*5	Opinion of Counsel as to legality of the obligations being registered hereby.
*23.1	Consent of PricewaterhouseCoopers LLP
*23.2	Consent of Counsel (included in the opinion filed as Exhibit 5 to this Registration Statement).
*24	Powers of Attorney executed by officers and directors of the Company who have signed the Registration Statement.

Item 9. Undertakings.

(a)   The Company hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the

Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kansas City, Missouri, on the 21st day of November, 2003.

AMC ENTERTAINMENT INC.

By: /s/ Peter C. Brown
           Name: Peter C. Brown
           Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Peter C. Brown* Peter C. Brown	Chairman of the Board, Chief Executive Officer and Director	November 21, 2003
/s/ Craig R. Ramsey* Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 21, 2003
/s/ Chris A. Cox* Chris A. Cox	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 21, 2003
/s/ Lawrence M. Berg* Lawrence M. Berg	Director	November 21, 2003
/s/ Leon D. Black* Leon D. Black	Director	November 21, 2003
/s/ Charles J. Egan, Jr.* Charles J. Egan, Jr.	Director	November 21, 2003
/s/ Michael N. Garin* Michael N. Garin	Director	November 21, 2003
/s/ Marc J. Rowan* Marc J. Rowan	Director	November 21, 2003
/s/ Charles S. Sosland* Charles S. Sosland	Director	November 21, 2003
/s/ Paul E. Vardeman* Paul E. Vardeman	Director	November 21, 2003

Kevin M. Connor, by signing his name hereto, does hereby sign this Registration Statement on behalf of each of the above referenced directors and officers of the Company pursuant to powers of attorney executed by each of such persons and filed herewith as Exhibit 24.

*By   /s/ Kevin M. Connor
       Kevin M. Connor
       Attorney-in-fact

EXHIBIT LIST

4.1   Restated and Amended Certificate of Incorporation of AMC Entertainment Inc. (as amended on December 2, 1997 and September 18, 2001) (Incorporated by Reference from Exhibit 3.1 to the Company's Form 8-K (File No. 1-8747) filed February 15, 2002).

4.2   Certificate of Designations of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock of AMC Entertainment Inc. (Restated for filing purposes in accordance with Rule 102(c) of Regulation S-T) (Incorporated by reference from Exhibit 3.1(b) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002)

4.3   Bylaws of AMC Entertainment Inc. (Incorporated by reference from Exhibit 3.2 to the Company's Form 10-Q (File No. 1-8747) filed August 1, 2003).

4.4   2003 AMC Entertainment Inc. Long-Term Incentive Plan (Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) filed November 5, 2003).

4.5   Description of 2004 Grants under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (Incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) filed November 5, 2003).

*5   Opinion of Counsel as to legality of the obligations being registered hereby.

*23.1   Consent of PricewaterhouseCoopers LLP

*23.2   Consent of Counsel (included in the opinion filed as Exhibit 5 to this Registration Statement).

*24   Powers of Attorney executed by officers and directors of the Company who have signed the Registration Statement.